EXHIBIT  1

OPTION AGREEMENT

THIS AGREEMENT made as of the 15th day of November, 2012,

BETWEEN:

GEORGES BENARROCH
49 Avenue Foch
Paris, France 75116

(the "Grantor")

- and -

SNOKE INVESTMENT CORPORATION
Toronto, Ontario Canada

(the "Optionee")

THIS                         WHEREAS the Grantor is the beneficial owner of shares of the Common Stock of Gilla Inc. (the Gilla Shares), and has agreed to grant to the Optionee an option to purchase the Gilla Shares; and,

          WHEREAS the Grantor is the President of Credifinance Capital Corp. (CFCC), a corporation incorporated in the State of Delaware; and,

          WHEREAS Gilla Inc. (Gilla), a corporation incorporated in the State of Nevada, has entered into a loan agreement with CFCC (the Loan) and as evidence of the loan has issued to CFCC a Convertible Credit Note of Two Hundred and Twenty-Five Thousand Dollars ($225,000) with a maturity date of February 15, 2014, interest to accrue at the rate of six percent (6%) per annum (Schedule A);

          NOW THEREFORE in consideration of the mutual covenants set forth below and for good and valuable consideration, the parties agree as follows:

 1. Grant of Option. The Grantor hereby grants to the Optionee an option (the "Option") to purchase up to Eleven Million Three Hundred Thousand (11,300,000) of the Gilla Shares at a price of $0.025 per Share.

2. Term of Option. This Option shall be effective as of the date of execution of this Option Agreement. The expiry date of the Option shall be February 15, 2014.

3. Transferability. The Option may be assigned, or transferred upon written notice to the Grantor. Any attempted pledge, hypothecation, or other disposition of the Option contrary to the provisions will be null and void and without effect.

4. Loan Repayment. The Option may only be exercised upon full or partial repayment of the loan of Two Hundred and Twenty-Five Thousand Dollars ($225,000) outstanding between Gilla Inc. and CFCC. The Optionee may exercise all or that portion of the Option as may be calculated on a pro-rata basis of the amount of the Loan repaid, with the further requirement that a minimum of One Hundred Thousand Dollars ($100,000) of the Loan of Two Hundred and Twenty-Five Thousand Dollars ($225,000) must be repaid prior to the initial Option exercise.

5. Method of Exercising Option.

        (a) Payment for shares of stock purchased under this Option will be made in cash at the time of exercise of the Option, together with any applicable required withholding tax. No loan or advance will be made by the Grantor for the purpose of financing, in whole or in part, the purchase of Stock.

       (b) In the event of a merger, consolidation, re-organization, recapitalization, stock dividend, stock split, reverse stock split, or other change in the corporate structure or capitalization affecting Gilla Inc.s common stock, a fair and equitable adjustment will be made by Grantor, within its sole discretion, as to the number,option price, etc. of shares of Gilla Shares subject to this Option Agreement.

6. Securities Law Restrictions. Options will be exercised and Stock issued only upon compliance with the Securities Act of 1933, as amended (the "Act), and any other applicable securities law. The Optionee will represent and warrant that upon exercising the Option, the Optionee will acquire the Gilla Shares for the Optionee's own account, will not take the stock with a view to distribution and will dispose of the Stock only in compliance with Rule 144 promulgated under the Act ("Rule 144") or in any other manner as will not violate the Act and the rules and regulations promulgated under the Act, and any other applicable securities law. Furthermore, the Optionee will be informed, and will acknowledge that the Optionee has been informed by the Grantor to the extent applicable at the time of the exercise of any Option of the existence of Rule 144, as adopted by the Securities and Exchange Commission ("SEC") under the Act and, if the Optionee is an affiliate of Gilla Inc., in accordance with Release No. 5226 of the SEC, of the following:

      (a) The Stock must be held indefinitely unless it is registered under the Act or an exemption from registration is available. Any routine sale of the Stock made in reliance upon Rule 144 can be made only in limited amounts in accordance with the terms and conditions of that Rule, and in the case of Stock to which that Rule is not applicable, compliance with some disclosure exemption will be required.

      (b) The certificate will contain a restrictive legend which will read substantially as follows:

"The shares represented by this certificate may not be sold, transferred, pledged or hypothecated unless (i) they shall have been registered under the Securities Act of 1933 and any applicable State Securities Act or (ii) the Company shall have been furnished with an opinion of counsel, satisfactory to counsel

     (c) Gilla Inc.s transfer agent will be given a stop-transfer order with respect to the certificate(s) which shall remain in effect until the conditions set forth in the restrictive legend are satisfied.

The Optionee agrees not to resell the Stock after exercising the Optionee's Option unless the Stock is subsequently registered under the Act or an exemption from registration is available.

7. General. The Grantor will at all times during the term of this Option Agreement reserve and keep available a number of shares of Gilla Shares sufficient to satisfy the requirements of this Option Agreement.

 IN WITNESS WHEREOF, the Grantor has caused this Option Agreement to be duly executed and the Optionee has signed and sealed this Option Agreement, all on the day and year written above.

GEORGES BENARROCH (Grantor)

Per:	/s/ Georges Benarroch
Georges Benarroch

SNOKE INVESTMENT CORPORATION (Optionee)

Per:	/s/ Gerry Merovitz
Gerry Merovitz
President

NOW